Mail Stop 4561

August 21, 2006

Alvin Estevez
Chief Executive Officer
Enigma Software Group, Inc.
2 Stamford Landing, Suite 100
Stamford, CT 06902

> **Re:** **Enigma Software Group, Inc.**
> **Registration Statement on Form SB-2**
> **Filed on July 25, 2006**
> **File No. 333-136005**
>
> **Form 10-KSB for fiscal year ended December 31, 2005**
> **Filed April 10, 2006**
>
> **Forms 10-QSB for fiscal quarters ended March 31, and June 30, 2006**
> **Filed May 10, and August 9, 2006, respectively**
> **File No. 0-50561**

Dear Mr. Estevez:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2. Please be advised that the correct file number for your Exchange Act reports is 0-50561, effective January 29, 2004, which was the filing date of your Form 8-A. We note that you continue to use the incorrect file number on the cover page of your periodic reports. See General Instruction A.(d)(1) to Form 8-A. Please confirm your understanding and provide us with a representation that you will conform your disclosure in future filings.

Cover Page

3. Please identify the two Dutchess Private Equities selling shareholder entities on the cover page.

4. You indicate on the cover page that the registration statement relates to the issuance of up to 58 million shares of common stock, but your filing appears to concern the resales of shares that underlie debentures. It appears that the offering of the shares underlying the debentures was commenced in reliance upon an exemption and will be completed in reliance upon an exemption. Please revise to state clearly that the prospectus relates to resales by Dutchess.

5. Consistent with the text on page 5, state that the selling shareholders may sell their shares from time to time at prevailing market prices. If the price may be established in a different manner, include a brief statement that alerts investors of this and where the detailed information concerning that matter may be found.

6. Consider including the last reported sale price for your common stock as of the most recent practicable date.

Summary, page 5

7. Please provide support for your statement that your product SpyHunter is "well known in the desktop protection field." At page 15 and elsewhere you indicate that the revenue stream from this product is decaying. You also state that the historical source of your revenues—license sales from SpyHunter—could be phased out entirely by 2007 or 2008. It appears this information should be initially conveyed in the summary.

8. The summary should be limited to key aspects of the offering and should not contain detailed information, which should be contained in the body of the prospectus. See Item 503(a) of Regulation S-B. Revise the summary to limit it to the key aspects of the company and the offering. For example, the aggregate amount of revenues you have received from the sale of your products and that you recognized virtually all of those revenues in one period appears to warrant prominent discussion in the summary. Investors should be informed of the uneven financial results and understand the fundamental reasons for these fluctuations from a reading of the summary. In contrast, information regarding the fluctuation in number of employees, may be too detailed for

the summary. If you consider this to be key and essential to your summary, provide concise contextual information that will allow investors to understand why.

9. Prominently disclose the substantial percentage discount that Dutchess will receive from market prices prevailing at the time of the conversion when it converts the indebtedness to acquire the shares being registered for resale. Briefly alert potential investors to the potential adverse consequences of issuing material indebteness with a conversion rate that fluctuates at a substantial percentage discount to fluctuating market prices.   Also provide a cross reference to the page of the risk factors where the associated risks to investors of such an arrangement are discussed in appropriate detail.

10. The summary is subject to the plain English requirements of Rule 421(d) of Regulation C, which cautions against unnecessary repetitiveness. Your disclosure under the heading Our Company and the business information under the heading Principal Product and its Market should be revised to eliminate redundancy. Similarly, the information under the subheading About This Offering repeats much of the same information in narrative and tabular form.

11. It also appears that the equity capital structure of the company should be described in concise terms in the summary. Specifically, the preferred stock ownership by controlling shareholders and the rights associated with the ownership of those securities should be summarized. Briefly discuss the potential interaction of the anti-dilution conversion adjustments to the preferred stock with the market-sensitive debentures held by the selling shareholder. Provide a cross-reference to the page of the risk factors where an appropriately captioned paragraph is added to alert shareholder of the risks. Also, include a cross-reference to the Description of Securities section. That portion of the body of the prospectus should provide a materially complete discussion of the Class A preferred stock. A materially complete discussion of the common stock being registered for resale will necessarily include a materially complete discussion of each class of securities with equivalent or preferred rights, relative to common holders.

12. In your discussion of distribution methods on page 4, you list the names of nine companies including Google and Yahoo. Please tell us the basis for naming these companies in the summary. What percentage of your business is generated from advertisements purchased by you from each of the entities you list, for example? Disclosure in other parts of the prospectus suggests that paid advertising is not a significant aspect of your business. To the extent your advertisements with these entities do not generate a significant portion of your revenues, the names of the individual advertisers do not appear to constitute key aspects of the offering and should not be included in the summary section.

Risk Factors, page 7

13. Please provide a separate risk factor discussing the auditors' going concern opinion and the notation in the financial statements which states that there is substantial doubt about your ability to continue as a going concern. This risk factor should be prominently positioned at the beginning of the risk factors section.

14. A number of your risk factors state as a generic consequence that the risk being highlighted "could harm our business," "could adversely impact our financial position or operations," or that "our business will suffer." Please revise the disclosure to the extent possible to define with greater precision the specific consequences that are likely to result from the risks you cite.

The company continues to lose money and may not stay in operation, page 7

15. Please revise the subheading to state the number of months your current cash resources will permit you to operate. In this regard, we note your statement that the company may deplete its net working capital reserves "during the third of fourth quarter of 2007." Also state how much money the company will require to continue operations for the next 12 months. Consistent with the preceding comments, eliminate unnecessary detail, retaining the limited information that is needed to inform investors of circumstances or uncertainties that pose the risk you reference.

Our operating results may fluctuate, page 7

16. Reorganize this risk factor to provide specific quantitative and qualitative information that relates to your company. What about your company poses special risks of fluctuating results that is different from that risk which is generally applicable to any company in any industry? The bulk of the text is generic and could apply to virtually any company. Furthermore, many of the bullet-points highlight a circumstance or uncertainty that appears to present a distinct risk that would warrant a separately captioned risk factor. You should not bundle several risks under a single heading. If you believe that you potentially experience fluctuating results because of conditions that vary from those encountered by other businesses in general or in your industry, ensure that the caption briefly explains why and that the text more fully addresses this. As noted in a preceding comment, any subheading should also state the potential risk to the investor that arises from the fact that your operating results may fluctuate.

We are, and may in the future be, subject to intellectual property rights claims . . . page 10

17. Please revise the risk factor so that it is tailored to the circumstances of your company. Concisely describe the intellectual property rights claims that have been brought against the company. To the extent they are claims brought in the ordinary course of business that you do not expect to have a material effect on the company, tell us the basis for identifying this risk factor as material to the company.

<u>It has been and may continue to be expensive to obtain and maintain insurance . . . page 12</u>

18. You state that you may not be able to acquire any insurance for "certain types of business risks." Please specify or provide examples of the types of business risks you believe may not be covered by insurance. If the risk that you encounter does not differ from that experienced by any company in any industry, why do you provide this paragraph?

<u>We occasionally become subject to commercial disputes . . . page 13</u>

19. Please briefly describe your experiences with such disputes. For example, have commercial disputes had a material impact on your company in the past? If so, how has the company been impacted? It appears that the historical disputes you encountered have been resolved, and that there is no material uncertainty with respect to those disputes. Consistent with the preceding comments, if the risk your reference could apply to any company in any industry, eliminate the paragraph so that risk factors conforms with Rule 421(d).

<u>If our restructuring program is not successful, we may not achieve the operational . . .page 14</u>

20. Please revise this paragraph to provide a concise overview of your restructuring program. The description should use concrete language and provide quantitative information that will provide context for investor understanding of the nature of the changes you have made or propose. Avoid uninformative, generic references such as "more sustainable business models," "certain new products and systems" and "disappointing results." Provide a cross reference to "Management's Discussion and Analysis" and ensure that section of the filing describes the underlying business conditions, management's strategy in formulating the restructuring, the status of the implementation of the restructuring plan and the results that have been obtained and are planned from the full implementation of this restructuring plan.

<u>We may not be able to access third-party technology, which we depend upon . . . page 15</u>

21. You state that you are dependent on third-party technology and licenses; however, we note that you have not filed any of your licensing agreements as exhibits to the registration statement. Any agreements with third parties on which you are significantly dependent should be described in material terms in the business section and filed with the registration statement. Please advise.

<u>We have and will continue to incur increased costs as a result of being a public company, page 16</u>

22. Revise the subheading to state the risk, from the point of view of investors, of becoming a public company.

<u>You may experience dilution as a result of the Dutchess financing transaction . . . page 17</u>

23. Revise this risk factor so that it alerts potential investors to the risks associated with the market-price related conversion provisions of the debentures. The risk factor should highlight the fact that because of the fluctuating conversion, the number of shares issuable is unlimited. Include in this paragraph the following points:

- the lower the average trading price of Enigma's securities at the time of conversion, the greater the number of securities that can be issued, and the greater the risk of dilution caused by these securities;

- the perceived risk of dilution may cause Enigma's shareholders to sell their shares, which would contribute to the downward movement in stock price of Enigma's common shares; and

- the significant downward pressure on the trading price of Enigma's common stock could encourage other Enigma shareholders to engage in short sales, which would further contribute to the spiraling stock price decline of Enigma's common shares.

24. Please also provide a tabular sensitivity analysis in an appropriate location in the prospectus such as Description of Securities that shows the potential effect of stock price declines on the number of shares issuable under the convertible debentures. You should refer here to a page of the prospectus where you show how the number of shares issued to Dutchess is inversely related to changes in stock price levels, using stock price declines of 25%, 50% and 75% as benchmarks.

<u>Other risks</u>

25. Are freeware products available that perform the functions of your principal product? Has your business of anti-spyware products been affected by the availability of such freeware products? Please consider whether a risk factor alerting investors to such a source of competition is advisable.

26. You have substantially fewer than 300 shareholders. Accordingly, it appears that management can elect to terminate the registration of its common stock under the Exchange Act at any time. Please discuss the potential risks of this condition to investors in the offering.

<u>Use of Proceeds, page 19</u>

27. Please delete the tabular presentation. We will not object to a textual statement that you may receive a maximum dollar amount from warrant exercises, if you accompany it with a clear statement that because there is no assuarance any warrants will be exercised, you may not receive anything. Since you will not receive any proceeds from the offering that

is being registered, eliminate the references to vague plans for the application of amounts that may never be received.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

28. Please revise the disclosure in this section to eliminate redundancy. The separate introductions to the three-month and year-to-year comparisons of results of operations are duplicative in large part and should be consolidated to provide a single, complete introduction.

Critical Accounting Policies and the Use of Estimates

Revenue Recognition, page 21

29. We note your disclosure indicating that, for arrangements that include SpyHunter 2.0 and 2.7 software, VSOE exists for the allocation of revenue, as you consider the revenue from such sales to be attributable to the service element.   Please explain to us, in reasonable detail, how you have determined VSOE. Also, explain why you believe your method represents VSOE of fair value as defined by paragraph 10 of SOP 97-2. As part of your response indicate whether you have renewal rates for PCS in these arrangements.

Results of Operations

30. Please clarify the nature of changes in pricing of products and when price changes were implemented. Explain the competitive or other circumstances that motivated your changes in the terms of your licenses from one period to the next.

31. In several instances you state that marketing and selling expenses related directly to the level of sales activity as opposed to levels of revenue. Please expand to describe how your sales activities varied from one reported period to the next and explain how the varying activities affected the changes in the reported marketing and sales expenses.

32. Regarding your statement that the drop in marketing and selling expense is due, in part, to SpyHunter reaching maturity in its product life-cycle, please discuss the extent to which management believes that the future of enhanced versions of SpyHunter is limited and the extent to which management's business strategy depends on developing new product lines. We note your discussion in liquidity and capital resources that the decline is sales reflects a strategic shift to broaden your business by developing an Internet-based search network. Management's business strategy, particularly any shifts in strategy, should be reflected in a materially complete discussion in the business section.

33. You disclose that general and administrative expenses declined due to a decrease in

compensation and benefits resulting from terminations of 11 employees. Explain and quantify the impact that these lay-offs had on your revenue and expenses from 2005 to 2006, as well as the anticipated impact the changes will have on your cost structure in future periods. Explain how the reduction in force affected your capabilities and describe the business strategy you were pursuing. What conditions and objectives were significantly affected by the change in staffing? Discuss the type of personnel that were terminated (marketing, financial, development) and quantify both the costs associated with the force reductions and the decreases in future expenses attributable to these terminations.

Expenses, page 23

34. We note your reference here and on page 27 to "actual sales." Please revise and tell us how you determine the amount of "actual sales" and explain how this compares to the amount of sales reported on your statement of operations. As part of your response, please explain why disclosure of "actual sales" is useful to the investor.

Liquidity and Capital Resources, page 24

35. Please disclose the minimum number of months your current cash resources will fund planned operations. Also, disclose the amount of additional resources needed to fund operations for the next 12 months from the date of your most recent filing. Provide risk factor disclosure regarding the severity of your liquidity position.

Business, page 29

36. We note that you issued convertible debentures in June 2006. Please tell us how you have considered the guidance in EITF 00-19 in evaluating whether the conversion feature associated with the convertible debentures is an embedded derivative that requires bifurcation from the debt host and accounted for at fair value under SFAS 133. Specifically, tell us how you considered the criteria in paragraph 12 of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Refer also to paragraph 68 of EITF 00-19. In addition, provide us with your analysis using the conditions outlined in paragraphs 12-32 of EITF 00-19 regarding whether you meet the scope exception of SFAS 133. As part of your response, please tell us whether the host instrument meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19. In this regard, we note that there appears to be provisions that could result in the conversion ratio not being fixed and therefore would preclude the convertible debt from qualifying as conventional convertible.

    For additional information, refer to Staff guidance on this topic in Section II.B. of Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

37. We note that you have entered into a Registration Rights agreement whereby you have agreed to register the shares issuable upon exercise of the warrants. To the extent that the registration rights agreement for the warrants provides for liquidated damages, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1.

38. Please clarify the status of the various versions of SpyHunter. You state on page 21 in Management's Discussion and Analysis that sales of SpyHunter 1 commenced in June 2003 but that as of March 10, 2005 you ceased support of this version. You further indicate that sales of SpyHunter 2.0 are continuing. On page 23 you state that your aim is now to "establish recurring subscription revenues" and that during the second quarter of fiscal 2006, you introduced a new version of your product, SpyHunter 2.7. Yet your business section describes a single product, SpyHunter 2.7, and provides little information regarding how sales of this product are faring compared to sales in prior years and of prior versions. Please revise this section to provide a materially complete description of the products you are currently selling or developing and the services your currently provide.

39. Please include in an appropriate location in the business section a statement as to the number of total employees and the number of full-time employees. See Item 101(b)(12) of Regulation S-B.

40. Also, you make reference to your reliance on independent contractors and outsourcing some of the functions formerly carried out by in house staff. Please provide a meaningful discussion concerning your outsourcing activities. For example, what are the costs associated with outsourcing research and development activities? To what degree are you dependent on independent contractors?

41. Although your risk factors cite to various existing U.S. and foreign government regulations and legislation, your discussion of government regulations in the business section does not address many of the issues raised. Consider expanding this section to provide a materially complete discussion of the effect of existing or probable governmental regulations on your business. See Item 101(b)(9) of Regulation S-B.

Competition, page 29

42. You discuss principal competitive factors in your marketplace. Please provide your assessment of your competitive position with respect to each of these factors, and your assessment of your position relative to your principal competitors with respect to each of the principal competitive factors. Tell us how you compare to your competitors in quantitative or qualitative terms and consider appropriate disclosure in this respect. See Item 101(b)(4) of Regulation S-B.

43. You identify Microsoft, Symantec, Computer Associates and McAfee Security as competitors. Please discuss in greater detail in what ways you compete with these companies whose revenues, market share and sales and marketing capabilities, among other things, it would appear, far outpace your own. To the extent possible, please include a discussion of the companies with whom you consider yourself to be in direct competition.

Industry Overview, page 29

44. Please provide us with complete copies of the reports your cite in the business section relating to industry data from the Business Communications Company report, the Gator Corporation, Symantec and the America Online and National Cyber Security survey. Identify the Symantec study. Further, it appears that the 2004 Symantec data does not support your discussion of "Spyware today" in an industry which you have described as a "new and rapidly evolving market." Consider whether data relating to the "last six months of 2004" is relevant to your discussion of the impact of spyware today. The copies of the reports you provide in response to this comment should identify the pages that contain the information you extract and summarize in the prospectus.

45. We note that the July 2005 report you cite from Business Communications Company, Inc. (BBC research) is not generally available to the public at a nominal or no fee but in fact costs over $4,000. Moreover, the website address you list in your document provides readers with only a small excerpt of the report. You should not refer readers to a report on a website that requires a paid subscription. Please revise to remove the reference to this website. Further to the extent you wish to retain the reference to the research firm, please file a consent from BBC as an exhibit to the registration statement. See Rule 436(a) of Regulation C. Alternatively, we will not object if you remove the reference to the report and revise the disclosure to express the statements as Enigma's views, based on its market research and analysis.

46. Please provide support for your statements that a "few simple changes" will make the company's SpyHunter product competitive with other brands and the development of new features "should make SpyHunter one of the most effective solutions available." In expanding your disclosure, you should specifically address why the product is currently assessed as inferior, what changes management believes are required, and a timeline for implementing the anticipated changes.

47. Regarding the company's business strategy, please clarify whether the company has any current plans, proposals or arrangements to acquire other businesses or to dispose of technologies or products

Critical Accounting Policies – Revenue Recognition, page 31

48. You disclose that revenues from consulting and website subscription are recognized when the service is received by the customer. Please tell us more about these services. In this regard, we note that you do not appear to have discussed these services elsewhere in your filing.

Research and Development, page 32

49. Please disclose the estimated amount spent during each of the last two fiscal years on research and development activities. See Item 101 of Regulation S-B. To the extent there have been material changes in expenditures, the reasons for the changes should be discussed.

Property, page 33

50. Please explain what you mean by an "office service agreement." Given your disclosure that you currently have seven employees, please clarify whether you have dedicated office space for your employees and, if so, how much. If all of the space is shared with other persons, please explain the limitations of property ownership under this arrangement and the condition of the property.

51. Further, we note your disclosure that the initial term of six months will end August 2006. Please discuss your plans going forward once the initial term expires.

Management, page 34

52. Please expand the biographical information of Mr. Stark to identify specifically the "successful, high growth enterprises," which he was previously "building." When did these activities occur in each instance, and what were Mr. Stark's roles in these business development activities?

53. For each of the amounts presented under "Other Annual Compensation," please tell us to which of the five categories identified in Item 402(b)(2)(iii)(C) each amount relates.

54. We are unable to locate the "option exercises and fiscal year end value" table specified in Item 402(d) of Regulation S-B. We note that you have included a caption with a heading titled Stock Options Exercised; however, you have included only textual disclosure with no dollar amount stated as to year end value. Note that the table is required even where no options were exercised in the last year and the options were out of the money. See interpretation J.20 of the Corporation Finance telephone interpretation manual (July 1997) publicly available on our website. Please advise.

55. Please discuss any standard arrangements you have regarding compensation of directors , including any amounts payable for committee participation. See Item 402(f) of Regulation S-B.

Employment Agreements, page 36

56. Please include here a materially complete description of the terms and conditions of each of the employment contracts between you and the named executive officers. We note that you have filed some executive employment agreements with a Form 8-K.

Principal Stockholders, page 37

57. Please revise the table to present beneficial ownership information with respect to the class of preferred stock held by the persons whose stock ownership must be presented in this table. Please refer to paragraph (a) of Item 403 of Regulation S-B. We note that the preferred stock is a "class of voting securities" within the meaning of this paragraph. Additionally, Section 3.1(a) of the Series A convertible preferred stock provides that the preferred shares are convertible at the option of a holder of the preferred stock, at any time. As such, the shares of common stock underlying the preferred stock are "beneficially owned" by the owners of preferred stock, within the meaning of Rule 13d-3. Revise the beneficial ownership table to present the share ownership and percentage amounts, based on the shares of common stock each holder or group may acquire upon conversion of preferred stock, exercise of options or otherwise, to the extent those shares may be acquired within 60 days of your amended filing.

Certain Relationships and Related Transactions, page 37

58. Please expand this section to describe the exchange of common stock by Messrs. Stark and Estevez, wherein they obtained preferred shares in exchange for their common stock. Clarify the percentage ownership of the company's common stock that each of them held before the preferred-for-common recapitalization. Also discuss the potential effect of changes in the conversion rate of the preferred stock held by these affiliates that may result from future issuances to Dutchess at discounts to market price at the time it converts its debentures. Discuss the factors that were considered when anti-dilution provisions were included in securities held by investors who do not appear to have made cash investments.

59. Please identify the entity with whom the company entered into a financial advisory agreement in November 2004 and its chairman, and file the financial agreement.

60. To the extent any persons within the categories listed in subparagraphs (a)(1)-(4) of Item 404 of Regulation S-B acquired Enigma securities in the reverse merger transaction with Maxi, please expand to discuss the share issuances on an individualized basis. In addition, please file the agreement with Mathew Evans regarding the return and cancellation of 750,000 shares of Maxi's common stock.

Description of Securities, page 38

61. Consistent with a preceding comment, this section should be expanded to provide a materially complete description of the Series A convertible preferred stock.

Plan of Distribution, page 40

62. You state in the Plan of Distribution on page 40 that the shares are "owned by" Dutchess. Since the shares do not appear to be outstanding, state this and go on to state that the underlying shares are beneficially owned because the debentures can be converted at the holders' election. Please clarify your disclosure.

Exhibits

63. To the extent that you have license agreements and/or material agreements with third-party suppliers upon which you are substantially dependent, including independent contractors, please file these agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Financial Statements – March 31, 2006

Note D – Selected Significant Accounting Policies

[3] Stock-based compensation expense, page F-8

64. Please tell us how you considered the interpretive response to Question 1 in Section H of SAB 107. In this regard, it does not appear that you have provided the disclosures required by paragraphs 64, 65, 84, and A240 through A242 in the interim period in which SFAS 123R was first adopted.

Financial Statements – December 31, 2005

Condensed Statement of Operations, page F-3

65. Revise the line item "Sales of Software Product" to clarify that the reported amounts include amounts attributable to PCS.

Note B – Going Concern, page F-6

66. Revise the disclosure under this section to clarify that the most recent report of your auditors expressed substantial doubt as to your ability to continue as a going concern.

Note K – Stock Option Plan, page F-26

67. We note that you adopted the 2005 Stock Option plan. Please explain to us how you considered the disclosures required by paragraphs 45 to 48 of SFAS 123.

Note M – Subsequent Event, page F-26

68. Disclosure under this note suggests that the matter related to your leased space on State Street is still pending and may result in additional loss to you. However, disclosure elsewhere in your SB-2 indicates that you have negotiated a settlement with the landlord and that the matter is now settled. Revise your document throughout to include a clear, concise, consistent and current description of this matter. In the event that it is reasonably possible that you will incur an additional loss, revise to indicate that and to disclose that amount of loss, or range of loss, that is reasonably possible. If an estimate cannot be made, indicate this.

Form 10-KSB for the fiscal year ended December 31, 2005

Item 8A Controls and Procedures

69. Your conclusion that your disclosure controls and procedures are effective in ensuring that "material information relating to the Company are made known by others within the Company to our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and others in the Company involved in the preparation of our annual report and our quarterly reports" is significantly more limited than what is called for under Rule15d-15(e) of the Exchange Act. Similarly narrow language is included in the above-cited Forms 10-QSB. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings. Note that where you elect to recite the definition of disclosure controls and procedures, you should include the entire definition.

70. We note your disclosure that the company implemented procedures "in the year ended December 31, 2005" to limit access to bank accounts in connection with the reduction in staff size. Please note that Item 308(c) of Regulation S-B requires disclosure of any change in the registrant's internal control over financial reporting that occurred during the registrant's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. Please clarify whether the changes were implemented during the last fiscal quarter.

71. Given your statement that "total segregation of duties is not practicable" given the current number of employees, please tell us what consideration you gave as to the impact of the

limited segregation of duties on your effectiveness conclusion regarding the company's disclosure controls and procedures.

Form 10-QSB for the period ended March 31, 2006

Controls and Procedures

72. You state that management evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures "as of December 31, 2005." Please amend the filing to clarify that the evaluation relates to the period covered by the quarterly report, or March 31, 2006.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        You may contact Christine Davis at 202-551-3408 or Brad Skinner, Accounting Branch Chief, at 202-551-3489 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462. If still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

                                                        Sincerely,

                                                        Mark P. Shuman
                                                        Branch Chief – Legal

cc: Via facsimile: 212-536-4802
        Uche D. Ndumele, Esq.
        Kirkpatrick & Lockhart Nicholson Graham